October 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Capital Corporation
File No. 814-01190
Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Owl Rock Capital Corporation (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following:

1.   A copy of the Company’s fidelity bond (the “Bond”).

2.  A Certificate of the Secretary of the Company containing the resolutions of the board of directors, including a majority of the directors who are not “interested persons” of the Company as defined under Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the Bond.

3.   A copy of the Joint Insured Bond Allocation Agreement, dated October 29, 2020, pursuant to Rule 17g-1(f) under the 1940 Act.

The Company has paid a premium for a $6,250,000 bond for the policy period beginning March 3, 2020 and ending March 3, 2021.

If you have any questions, please do not hesitate to call me at (212) 419-3000.

Sincerely,

/s/ Neena Reddy
Neena Reddy Secretary

OWL ROCK CAPITAL CORPORATION

CERTIFICATE OF SECRETARY

The undersigned, Neena Reddy, Secretary of Owl Rock Capital Corporation, a Maryland corporation (the “Company”), does hereby certify that:

1. This certificate is being delivered to the U.S. Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by the board of directors of the Company, including a majority of the directors who are not “interested persons” of the Company (as defined under Section 2(a)(19) of the 1940 Act), approving the amount, type, form and coverage of the Bond.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 29th day of October, 2020.

/s/ Neena Reddy
Neena Reddy Secretary

Exhibit A

Excerpt from the Unanimous Written Consent of the Board of Directors of Owl Rock Capital Corporation, October 27, 2020

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1(a) thereunder, require a BDC, such as the Company, to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the BDC against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and

WHEREAS, Rule 17g-1 under the 1940 Act (“Rule 17g-1”) specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a “single insured bond”), or (iii) a bond which names the Company and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1 under the 1940 Act; and

WHEREAS, Rule 17g-1 requires that a majority of the Company’s directors who are not interested persons of the Company pursuant to Section 2(a)(19) of the 1940 Act (“Independent Directors”) approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the U.S. Securities and Exchange Commission (the “SEC”) and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices; and

WHEREAS, Rule 17g-1(f) requires a Company entering into a joint insured bond enter into an agreement with all the other named insureds providing that in the event recovery is received under the fidelity bond as a result of a loss sustained by the Company or one or more other named insureds, the Company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required pursuant to Rule 17g-1; and

WHEREAS, the Board previously approved the fidelity bond, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Continental Insurance Company, having an aggregate coverage of $6,250,000, and to be shared equitably between the Company, Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp., and Owl Rock Capital Corporation III; and

WHEREAS, the Board previously approved a joint insured bond allocation agreement by and among the Company, Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp., and Owl Rock Capital Corporation III; and

WHEREAS, management has recommended that the Board approve a proposed fidelity bond (the “Fidelity Bond”) and a proposed joint insured bond allocation agreement (the “Joint Insured Bond Allocation Agreement”) by and among the Company, Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp., Owl Rock Capital Corporation III, and Owl Rock Core Income Corp.; and

WHEREAS, the proposed Joint Insured Bond Allocation Agreement by and among the Company, Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp., Owl Rock Capital Corporation III, and Owl Rock Core Income Corp. has been provided to the Board and the Board has reviewed such Joint Insured Bond Allocation Agreement.

NOW, THEREFORE, BE IT RESOLVED, that, having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board, including a majority of the Independent Directors, hereby determines that the amount, type, form, premium and coverage of the fidelity bond (the “Fidelity Bond”), covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Continental Insurance Company, having an aggregate coverage of $6,250,000, and to be shared equitably between the Company, Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp., Owl Rock Capital Corporation III, and Owl Rock Core Income Corp. are fair and reasonable, and the Fidelity Bond be, and hereby is, approved by the Board, including a majority of the Independent Directors; and

FURTHER RESOLVED, that the Board, including all of the Independent Directors, have determined the portion of the premium to be paid by the Company be, and it hereby is, approved, taking all relevant factors into consideration including, but not limited to, the number of the other insured parties named as insureds, the nature of business activities of the other insured parties, the amount of the Fidelity Bond and the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among the insureds, and the extent to which the share of the premium allocated to the Company is less than the premium the Company would have had to pay had such joint insured bond not been obtained; and

FURTHER RESOLVED, that the Chief Executive Officer of the Company, the Chief Operating Officer of the Company, the Chief Financial Officer of the Company, the Chief Accounting Officer of the Company or the Secretary of the Company (each an “Authorized Officer” and collectively, the “Authorized Officers”) be, and each of them hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; and

FURTHER RESOLVED, that the Chief Compliance Officer of the Company be and hereby is, designated as the party responsible for making, or directing legal counsel to make the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to file a copy of the Fidelity Bond and any other related document or instrument with the SEC; and

FURTHER RESOLVED, that the Joint Insured Bond Allocation Agreement by and among the Company, Owl Rock Capital Corporation II, Owl Rock Technology Finance Corp., Owl Rock Capital Corporation III, and Owl Rock Core Income Corp., be, and it hereby is, in substantially the form provided to the Board, approved and adopted by the Board, with such additions and revisions as any Authorized Officer may approve, such approval to be conclusively evidenced by the inclusion of such additions or revisions therein, or as may be required to conform with the requirements of applicable law; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors, Authorized Officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

125 Broad Street, New York, NY 10004 September 24, 2020 Konstantine Raftopoulos Associate Director CRYSTAL IBC LLC 32 OLD SLIP NEW YORK, NY 10005 Re:Owl Rock Capital Corporation Mutual Fund Bond Policy Number 652199720 Expiration Date: 03/03/2021 Dear Konstantine, We are pleased to enclose Policy Number 652199720 for Owl Rock Capital Corporation. We trust that this policy meets with the specifications outlined in our quotation (number 6215821501). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible. If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation. We appreciate the opportunity to do business with Owl Rock Capital Corporation and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me. Sincerely, Chris Yodice Underwriting Director (212) 440-3247 christopher.yodice@cna.com

CNA

For All the Commitments You Make®
125 Broad Street, New York, NY 10004

Declarations
INVESTMENT COMPANY FIDELITY BOND

CUSTOMER NUMBER		DATE ISSUED
693392		09/24/2020
POLICY NUMBER	**COVERAGE IS PROVIDED BY**	**PRODUCER NO.**
652199720	Continental Insurance Company (herein called 'Underwriter')	700401

NAMED INSURED AND ADDRESS	PRODUCER
Item 1. Owl Rock Capital Corporation (herein called 'Insured') 399 Park Avenue 38th Floor New York, NY 10022	CRYSTAL IBC LLC Konstantine Raftopoulos 32 OLD SLIP NEW YORK, NY 10005

Item 2. Policy Period: From 12:01 a.m. on 3/3/2020 to 12:01 a.m. on 3/3/2021 standard time.

Item 3. Limit of Liability: $ 6,250,000 per Loss.

Provided, however that if specific limits, either greater or lesser, are inserted opposite any specified INSURING CLAUSE, such specific limits shall be applicable to such INSURING CLAUSES in lieu of, and not in addition to, such bond limit. If "NOT COVERED" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE shall be deemed to be deleted from this bond.

INSURING CLAUSE	LIMIT OF LIABILITY	DEDUCTIBLE
Fidelity - Blanket	$6,250,000	$0
Premises	$6,250,000	$15,000
Transit	$6,250,000	$15,000
Forgery or Alteration	$6,250,000	$15,000
Counterfeit Currency	$6,250,000	$15,000
Computer Systems Fraud	$6,250,000	$15,000
Voice Initiated Transfer Fraud	$6,250,000	$15,000
Uncollectible Items of Deposit	$25,000	$10,000
Audit Expense	$25,000	$10,000

Provided, that there shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

Item 4. The liability of the Underwriter is also subject to the terms of the following endorsements executed simultaneously herewith:

G-145126-AC Policyholder Notice Economic And Trade Sanctions Conditions
G-145184-A Economic & Trade Sanctions Conditions
CNA-95228-XX Cryptocurrency Exclusion Rider
CNA-70927-XX Unauthorized Signature Rider
CNA-68791-XX Email Notice Endorsement
GSL-54766-XX Additional Named Insured Rider
SR 6196 Computer Systems Fraud
GSL-8768-XX Growth In Size Provisions Endorsement
GSL-54766-XX Additional Named Insured Rider

G-131698-Ac
Ed. date 6/98

Item 5. Notice of claim should be sent to the Underwriter at:CNA – Claims Reporting P.O. Box 8317 Chicago, IL 60680-8317 Fax Number: 866-773-7504 Email address: SpecialtyNewLoss@cna.com IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative or attorney-in-fact of the Underwriter By Countersigned By: Attorney-in-factAuthorized Representative Authorized Representative

The UNDERWRITER, in consideration of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the UNDERWRITER by the INSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the INSURED for: INSURING CLAUSES EMPLOYEE COVERAGE Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others. PREMISES COVERAGE PROPERTY Loss of Property resulting directly from robbery, burglary, common-law or statutory larceny, hold-up, misplacement, mysterious unexplainable disappearance, damage, destruction or abstraction or removal from the possession, custody or control of the INSURED, while such Property is lodged or deposited within any offices or premises located anywhere. OFFICES AND EQUIPMENT Loss of, or damage to furnishings, fixtures, stationery, supplies, equipment, safes or vaults (but excluding all electronic data processing equipment) within any of the INSURED'S offices resulting directly from robbery, burglary, common law or statutory larceny or hold-up of such offices, or attempt thereat, or by vandalism or malicious mischief, or loss through damage to any office resulting directly from robbery, burglary, common law or statutory larceny or hold-up of such office, or attempts thereat, or to the interior of any such office by vandalism or malicious mischief, provided, in any event that the INSURED is the owner of such offices, furnishings, fixtures, stationery, supplies, equipment, safes or vaults or is legally liable for such loss or damage always excepting, however, a loss or damage through fire. TRANSIT COVERAGE Loss of Property resulting directly from robbery, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage to or destruction of, while the Property is in transit anywhere: in an armored motor vehicle, including loading and unloading thereof, in the custody of a natural person acting as a messenger of the INSURED, or in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following: written records, securities issued in registered form which are not endorsed or are restrictively endorsed, or negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person acting as a messenger or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere. FORGERY OR ALTERATION COVERAGE Loss resulting directly from: Forgery or fraudulent material alteration of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices, or applications directed to the INSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications purport to bear the handwritten signature of any customer of the INSURED, or shareholder or subscriber to shares of an Investment Company, or of any banking institution, stockbroker or Employee but which instructions or applications either bear a Forgery or a fraudulent material alteration without the knowledge and consent of such customer, shareholder, subscriber to shares, banking institution, stockbroker, or Employee; excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this bond. A mechanically reproduced facsimile signature is treated the same as a handwritten signature. EXTENDED FORGERY COVERAGE Loss resulting directly from the INSURED having in good faith, and in the ordinary course of business, whether for its own account or for the account of others, in any capacity: acquired, accepted or received, sold or delivered, given value, extended credit, or assumed liability in reliance upon any original Securities, documents or other written instruments which prove: to bear a Forgery or fraudulent material alteration, to have been lost or stolen, or to be Counterfeit, or guaranteed in writing or witnessed any signatures upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any Securities, documents or other written instruments which pass or purport to pass title to them. Actual physical possession, and continued actual physical possession, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution is a condition precedent to the INSURED having relied on such items. Release or return of such items is an acknowledgment by the INSURED that it no longer relies on such items. A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY COVERAGE Loss resulting directly from the receipt by the INSURED, in good faith, of any Counterfeit money orders, currencies or coin of any country. THREATS TO PERSONS COVERAGE Loss resulting directly from surrender of Property away from an office of the INSURED as a result of a threat communicated to the INSURED to do bodily harm to an Employee as defined in paragraphs (1), (2) and (5) of the definition, a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property: the Employee who receives the threat has made a reasonable effort to notify an officer of the INSURED who is not involved in such threat, and the INSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat. It is agreed that for purposes of the INSURING CLAUSE, any Employee of the INSURED, as set forth in the preceding paragraph, shall be deemed to be an INSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest. COMPUTER SYSTEMS COVERAGE Loss resulting directly from fraudulent entry of data into or change of data elements or programs within the INSURED'S proprietary Computer System or a Computer System operated or used by the INSURED and declared in the APPLICATION, provided that the fraudulent entry or change causes: Property to be transferred, paid or delivered, an account of the INSURED, or of its customer, to be added, deleted, debited, or credited, or an unauthorized account or a fictitious account to be debited or credited. VOICE INITIATED TRANSACTION COVERAGE Loss resulting directly from a Voice Initiated Transaction directed to the INSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer's account, provided such Voice Initiated Transaction was: received at the INSURED'S offices by those Employees of the INSURED specifically authorized to receive the Voice Initiated Transaction, made by a person purporting to be a Customer, and made by said person for the purpose of causing the INSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person. In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Transactions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the UNDERWRITER.

UNCOLLECTIBLE ITEMS OF DEPOSIT COVERAGE Loss resulting directly from the INSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of said account causes: redemption’s or withdrawals to be permitted, shares to be issued, or dividends to be paid, from an account of an Investment Company. In order for coverage to apply under this INSURING CLAUSE, the INSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemption’s or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit. Items of Deposit shall not be deemed uncollectible until the INSURED'S standard collection procedures have failed. AUDIT EXPENSE COVERAGE Reasonable expense incurred by the INSURED for that part of an audit or examination required by any governmental regulatory authority or self-regulatory organization and actually conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the INSURED and covered by this bond. CONDITIONS AND LIMITATIONS EXCLUSIONS GENERAL EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES This bond does not directly or indirectly cover: loss not reported to the UNDERWRITER in writing within thirty (30) days after termination of this bond as an entirety; loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. However, this exclusion shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the INSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection; loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the INSURED who is not an Employee, acting alone or in collusion with others; loss, or that part of any loss, resulting solely from any violation by the INSURED or by any Employee of any law, or rule, or regulation pursuant to any law regulating: the issuance, purchase or sale of securities, transactions on security or commodity exchanges or the over-the-counter markets, investment companies, or investment advisors; loss of potential income including, but not limited to, interest and dividends not realized by the INSURED or by any customer of the INSURED; loss resulting from indirect or consequential loss of any nature; damages of any type for which the INSURED is legally liable, except compensatory damages (but not multiples thereof) arising from a loss covered under this bond; loss resulting from the effects of nuclear fission or fusion or radioactivity; loss resulting from the theft of confidential information, material or data; costs, fees and expenses incurred by the INSURED in establishing the existence or amount of loss under this bond, provided however, this EXCLUSION shall not apply to INSURING CLAUSE 11.; loss resulting from voice requests or instructions received over the telephone, provided however, this EXCLUSION shall not apply to INSURING CLAUSE 7. or 9. SPECIFIC EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES EXCEPT INSURING CLAUSE 1. This bond does not directly or indirectly cover: loss caused by an Employee, provided, however, this EXCLUSION shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage to or destruction of Property; loss through the surrender of Property away from an office of the INSURED as a result of a threat: to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger of the INSURED, provided that when such transit was initiated there was no knowledge by the INSURED of any such threat, and provided further that this EXCLUSION shall not apply to INSURING CLAUSE 7., or to do damage to the premises or property of the INSURED; loss involving Items of Deposit which are not finally paid for any reason provided however, that this EXCLUSION shall not apply to INSURING CLAUSE 10.; loss resulting from payments made or withdrawals from any account involving erroneous credits to such account; loss of Property while in the mail: loss of Property while in the custody of a Transportation Company, provided however, that this EXCLUSION shall not apply to INSURING CLAUSE 3.; loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the INSURED provided further that this

EXCLUSION shall not apply to loss of Property resulting directly from robbery, burglary, hold-up, misplacement, mysterious unexplainable disappearance, damage, destruction or abstraction from the possession, custody or control of the INSURED. EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES EXCEPT INSURING CLAUSES 1., 4., 5. This bond does not directly or indirectly cover: loss resulting from forgery or any alteration; loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; loss involving a counterfeit provided, however, this EXCLUSION shall not apply to INSURING CLAUSE 5. or 6. DISCOVERY This bond applies only to loss first discovered by any partner, director, trustee, officer or supervisory employee of the INSURED during the BOND PERIOD. Discovery occurs at the earlier of such individuals being aware of; facts which may subsequently result in a loss of a type covered by this bond, or an actual or potential claim in which it is alleged that the INSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT or the exact amount or details of loss may not then be known. NOTICE TO UNDERWRITER - PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER At the earliest practicable moment, not to exceed thirty (30) days after discovery of loss, the INSURED shall give the UNDERWRITER notice thereof. Within six (6) months after such discovery, the INSURED shall furnish to the UNDERWRITER proof of loss, duly sworn to, with full particulars. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them. Legal proceedings for the recovery of any loss under this bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the UNDERWRITER or after the expiration of twenty-four (24) months from the discovery of such loss. This bond affords coverage only in favor of the INSURED. No claim, suit, action or legal proceedings shall be brought under this bond by anyone other than the INSURED. LIMIT OF LIABILITY/NON - REDUCTION AND NON-ACCUMULATION OF LIABILITY At all times prior to termination of this bond, this bond shall continue in force for the limit stated in the applicable sections of ITEM 3. of the DECLARATIONS, notwithstanding any previous loss for which the UNDERWRITER may have paid or be liable to pay under this bond provided, however, that the liability of the UNDERWRITER under this bond with respect to all loss resulting from: any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or all acts, other than those specified in a. above, of any one person, or any one casualty or event other than those specified in a., b., or c. above, shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period. All acts, as specified in c. above, of any one person which directly or indirectly aid in any way wrongful acts of any other person or persons, or permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided. DEDUCTIBLE The UNDERWRITER shall not be liable under any INSURING CLAUSES of this bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the INSURED, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the UNDERWRITER on account thereof prior to payment by the UNDERWRITER of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 4. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company. COURT COSTS AND ATTORNEYS' FEES The UNDERWRITER will indemnify the INSURED for court costs and reasonable attorneys' fees incurred and paid by the INSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the INSURED would be entitled to recovery under this bond. However, with respect to INSURING CLAUSE 1. this Section shall only apply in the event that: an Employee admits to being guilty of Larceny or Embezzlement, an Employee is adjudicated to be guilty of Larceny or Embezzlement, or in the absence of a. or b. above, an arbitration panel agrees, after a review of an agreed statement of facts between the UNDERWRITER and the INSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted. The INSURED shall promptly give notice to the UNDERWRITER of any such suit or legal proceeding and at the request of the UNDERWRITER shall furnish copies of all pleadings and pertinent papers to the UNDERWRITER. The UNDERWRITER may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the UNDERWRITER shall be in the name of the INSURED through attorneys selected by the UNDERWRITER. The INSURED shall provide all reasonable information and assistance as required by the UNDERWRITER for such defense.

If the amount demanded in any such suit or legal proceeding is greater than the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS for the applicable INSURING CLAUSE, or if a DEDUCTIBLE AMOUNT is applicable, or both, the UNDERWRITER'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding. Amounts paid by the UNDERWRITER for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS. If the UNDERWRITER declines to defend the INSURED, no settlement without the prior written consent of the UNDERWRITER nor judgment against the INSURED shall determine the existence, extent or amount of coverage under this bond, and the UNDERWRITER shall not be liable for any costs, fees and expenses incurred by the INSURED. VALUATION OF PROPERTY The value of any loss of Property other than books of account or other records used by the INSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the INSURED with the consent of the UNDERWRITER and prior to the settlement of any claim for such Property shall be actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties. The value of any loss of Property consisting of books of account or other records used by the INSURED in the conduct of its business shall be the amount paid by the INSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the INSURED for the actual transcription or copying of data to reproduce such books of account or other records. VALUATION OF PREMISES AND FURNISHINGS In the case of loss or damage to any office of the INSURED or to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults, the UNDERWRITER shall not be liable for more than the actual cash value thereof, or for more than the actual cost of replacement or repair. The UNDERWRITER may, at its election, pay such actual cash value or make such replacement or repair. If the UNDERWRITER and the INSURED cannot agree upon the actual cash value or the cost of replacement or repair, it shall be determined by arbitration. SECURITIES SETTLEMENT In the event of a loss of securities covered under this bond, the UNDERWRITER may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the INSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the UNDERWRITER'S indemnity shall be: for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT one hundred (100% percent); for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY-the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities; for securities having a value greater than the applicable LIMIT OF LIABILITY the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities. The value referred to in a., b., and c. above is the value in accordance with SECTION 7., VALUATION OF PROPERTY, regardless of the value of such securities at the time the loss under the UNDERWRITER'S indemnity is sustained. The UNDERWRITER is not required to issue its indemnity for any portion of a loss of securities which is not covered by this bond; however, the UNDERWRITER may do so as a courtesy to the INSURED and at its sole discretion. The INSURED shall pay the proportion of the UNDERWRITER'S premium charge for the UNDERWRITER'S indemnity as set forth in a., b., and c. above. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the INSURED to obtain replacement securities. SUBROGATION - ASSIGNMENT-RECOVERY In the event of a payment under this bond, the UNDERWRITER shall be subrogated to all of the INSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the INSURED shall deliver to the UNDERWRITER an assignment of the INSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment. Recoveries, whether effected by the UNDERWRITER or by the INSURED, shall be applied net of the expense of such recovery, first to the satisfaction of the INSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY, second, to the UNDERWRITER in satisfaction of amounts paid in settlement of the INSURED'S claim and third, to the INSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the UNDERWRITER shall not be deemed a recovery under this section. COOPERATION OF INSURED At the UNDERWRITER'S request and at reasonable times and places designated by the UNDERWRITER the INSURED shall submit to examination by the UNDERWRITER and subscribe to the same under oath, produce for the UNDERWRITER'S examination all pertinent records, and cooperate with the UNDERWRITER in all matters pertaining to the loss. The INSURED shall execute all papers and render assistance to secure to the UNDERWRITER the rights and causes of action provided for under this bond. The INSURED shall do nothing after loss to prejudice such rights or causes of action.

OTHER INSURANCE Coverage under this bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of the INSURED, a Transportation Company, or another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved. ADDITIONAL COMPANIES INCLUDED AS INSURED If more than one corporation, or Investment Company, or any combination of them is included as the INSURED herein: The total liability of the UNDERWRITER under this bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the UNDERWRITER would be liable under this bond if all such losses were sustained by any one of them. Only the first named INSURED shall be deemed to be the sole agent of the others for all purposes under this bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this bond. The UNDERWRITER shall furnish each Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named INSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement. The UNDERWRITER shall not be responsible for the proper application of any payment made hereunder to the first named INSURED. Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any INSURED shall constitute knowledge or discovery by all the INSUREDS for the purposes of this bond. If the first named INSURED ceases for any reason to be covered under this bond, then the INSURED next named shall thereafter be considered as the first named INSURED for the purpose of this bond. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OR ACQUISITION OF ASSETS OR LIABILITIES - NOTICE TO UNDERWRITER If the INSURED, other than an Investment Company, while this bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the INSURED shall not have the coverage afforded under this bond for loss which: has occurred or will occur in offices or on premises, or has been caused or will be caused by an employee or employees, or has arisen or will arise out of the assets or liabilities acquired unless the INSURED gives the UNDERWRITER written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and obtains the written consent of the UNDERWRITER to extend some or all of the coverage provided by this bond to such additional exposure, and on obtaining such consent pays to the UNDERWRITER an additional premium. CHANGE OF CONTROL - NOTICE TO UNDERWRITER

When the INSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the INSURED shall within thirty (30) days give written notice to the UNDERWRITER setting forth: the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and the total number of outstanding voting securities. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control. REPRESENTATIONS MADE BY INSURED The INSURED represents that all information it has furnished in the APPLICATION for this bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this bond. The INSURED must promptly notify the UNDERWRITER of any change in any fact or circumstance which materially affects the risk assumed by the UNDERWRITER under this bond. Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for rescission of this bond. TERMINATION - CANCELLATION If the bond is for a sole INSURED, it shall not be terminated or canceled unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation. If the bond is for a joint INSURED, it shall not be terminated or canceled unless written notice shall have been given by the acting party to the affected party, and by the UNDERWRITER to all INSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation. This bond will terminate as to any one INSURED, other than an Investment Company, immediately on the taking over of such INSURED by a receiver or other liquidator or by State or Federal officials, or immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the INSURED, or assignment for the benefit of creditors of the INSURED, or immediately upon such INSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise. The UNDERWRITER shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the INSURED or pro rata if terminated for any other reason. Coverage will terminate as to any Employee:

immediately on any partner, director, trustee, or officer or supervisory employee not acting in collusion with such Employee, learning of any dishonest act committed by such Employee at any time, whether in the employment of the INSURED or otherwise, whether or not such act is of the type covered under this bond, and whether against the INSURED or any other person or entity, or sixty (60) days after the receipt by each INSURED and by the Securities and Exchange Commission, Washington, D.C., of a written notice from the UNDERWRITER of its desire to terminate this bond as to such Employee. CHANGE OR MODIFICATION This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an authorized representative of the UNDERWRITER. If this bond is for a sole INSURED, no change or modification which would adversely affect the rights of the INSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party. If this bond is for a joint INSURED, no change or modification which would adversely affect the rights of the INSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the UNDERWRITER. DEFINITIONS As used in this bond: Computer System means: computers, with related peripheral and storage components, wherever located, systems and applications software, terminal devices, and related communication networks by which data are electronically collected, transmitted, processed, stored, and retrieved. Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original. Custodian means the institution designed by an Investment Company to maintain possession and control of its assets. Customer means an individual, corporate, partnership or trust customer shareholder or subscriber of an Investment Company which has a written agreement with the INSURED for Voice Initiated Transactions. Employee means: an officer of the INSURED, a natural person while in the regular service of the INSURED at any of the INSURED'S offices and compensated directly by the INSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the INSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service, an attorney retained by the INSURED and an employee of such attorney while either is performing legal services for the INSURED, a person provided by an employment contractor to perform clerical, premises maintenance or security duties for the INSURED under the INSURED'S supervision at any of the INSURED'S offices or premises, an employee of an institution merged or consolidated with the INSURED prior to the effective date of this bond, a guest student pursuing studies or performing duties in any of the INSURED'S offices, each natural person, partnership or corporation authorized by written agreement with the INSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not: creating, preparing, modifying or maintaining the INSURED'S computer software or programs, or acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the INSURED, a director or trustee of the INSURED, but only while performing acts within the scope of the customary and usual duties of any officer or employee of the INSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the INSURED, or any partner, officer or employee of an investment adviser, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company. The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator: which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment adviser or underwriter (distributor) of such Investment Company, or which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940). This bond does not afford coverage in favor of the employers of persons as set forth in 4. and 7. above, and upon payment to the INSURED by the UNDERWRITER resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the INSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the INSURED to the UNDERWRITER, and the INSURED shall execute all papers necessary to secure to the UNDERWRITER the rights provided for herein. Each employer of persons as set forth in 3., 4. and 7. above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 18. Independent contractors not specified in 3., 4., and 7. above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

Forgery means the signing of the name of another person or organization with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity, for any purpose. Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the NAME OF INSURED on the DECLARATIONS. Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America. Larceny or Embezzlement means larceny or embezzlement as set forth in Section 37 of the Investment Company Act of 1940. Property means money (i.e., currency, coin, bank notes, or Federal Reserve notes); postage and revenue stamps; U.S. Savings Stamps; securities, including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies; deeds; mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, mortgages and instruments; other valuable papers, including books of accounts and other records used by the INSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the INSURED acquired an interest at the time of the INSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the INSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the INSURED is liable therefor. Relative means the spouse of an Employee or partner of the INSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship. Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments. Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services. Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone. Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone. Voice Initiated Transaction(s) means any Voice Initiated Redemption or Voice Initiated Election.

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POLICYHOLDER NOTICE Economic and Trade Sanctions Conditions Ethics and proper business conduct has been the cornerstone of CNA since 1897. While much has changed during the last century, our commitment to these core values has not wavered. We strongly believe that proper business conduct is more than the practice of avoiding wrong; it is also a matter of choosing to do right. Nowhere is this more essential than helping in the fight against terrorism. As such, we are committed to complying with U.S. Department of Treasury Office of Foreign Asset Control (OFAC) requirements. Through a variety of laws, OFAC administers and enforces economic sanctions against countries and groups of individuals, such as terrorists and narcotics traffickers. These laws prohibit all United States citizens (including corporations and other entities) and permanent residents from engaging in transactions with sanctioned countries and with individuals and entities on the Specially Designated Nationals (SDN) list. Because all U.S. citizens and companies are subject to this law, we wanted to be sure you were aware of its scope and restrictions. If you haven’t already done so, you may want to consider discussing this issue with your legal counsel to ensure you are in compliance. For insurance companies, accepting premium from, issuing a policy to, insuring property of, or making a claim payment to an individual or entity that is the subject of U.S.-imposed economic sanctions or trade embargoes usually are violations of these laws and regulations. Fines for violating OFAC requirements can be substantial. CNA has established an OFAC compliance program part which includes the use of exclusionary policy language. We believe this makes good business sense for CNA and you. The purpose of this letter is to advise you that your policy includes OFAC exclusionary policy language, which may reduce or eliminate certain coverage. Specifically, if it is determined that your policy violates certain Federal or State laws or regulations, such as the U.S. list of Specially Designated Nationals or Blocked Persons (organizations or individuals associated with terrorist groups), any term or condition of your policy will be null and void to the extent it violates the applicable laws or regulations of the United States. We’re sure you share our commitment to compliance and thank you for your cooperation. Your policy language reads as follows: ECONOMIC AND TRADE SANCTIONS CONDITION The following condition is added to the Policy: ECONOMIC AND TRADE SANCTIONS CONDITION In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following: Any insured, or any person or entity claiming the benefits of an insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions; Any claim or “suit” that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions; Any claim or “suit” that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions; Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this notice a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department’s Office of Foreign Asset Control (OFAC) as it may be from time to time amended. As used in this notice a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America. THIS DISCLOSURE NOTICE DOES NOT PROVIDE COVERAGE NOR DOES THIS NOTICE REPLACE ANY PROVISIONS OF YOUR POLICY. YOU SHOULD READ YOUR POLICY AND REVIEW YOUR DECLARATIONS PAGE FOR COMPLETE INFORMATION ON THE COVERAGE AND PRICE OF YOUR POLICY. IF THERE IS ANY CONFLICT BETWEEN THE POLICY AND THIS NOTICE, THE PROVISIONS OF THE POLICY SHALL PREVAIL. YOUR INDEPENDENT INSURANCE AGENT WILL BE ABLE TO EXPLAIN THE TERMS OF THE CONTRACT IN DETAIL.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY. ECONOMIC AND TRADE SANCTIONS CONDITION The following condition is added to the Policy: ECONOMIC AND TRADE SANCTIONS CONDITION In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following: Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions; Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions; Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions; Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions. As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department’s Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended. As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America. ENDORSEMENT NUMBER: 2 POLICY NUMBER: 652199720 ISSUED TO: Owl Rock Capital Corporation EFFECTIVE DATE OF ENDORSEMENT: 03/03/2020 This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above. By Authorized Representative (No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

CRYPTOCURRENCY EXCLUSION RIDER In consideration of the premium, Paragraph A. General Exclusions Applicable to All Insuring Clauses of Section 1, Exclusions set forth in the CONDITIONS AND LIMITATIONS of the bond is amended to add the following: This bond does not directly or indirectly cover loss resulting from the theft, destruction, disappearance, misplacement, or change in value of any virtual or digital currency in which cryptography or other encryption security techniques are used to regulate the generation of units of currency and/or verify the transfer of funds, operating independently of a central bank, including when such virtual or digital currency cannot be retrieved or accessed for any reason. All other terms and conditions of the Bond remain unchanged. This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

UNAUTHORIZED SIGNATURE RIDER In consideration of the premium paid for this Bond, it is understood and agreed as follows: The INSURING CLAUSES section of the Bond is amended by the addition of the following new INSURING CLAUSE: UNAUTHORIZED SIGNATURE Loss resulting directly from the INSURED having accepted, paid or cashed any check, withdrawal order or draft, made or drawn on a customer’s account, which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the INSURED as a signatory on such account. It shall be a condition precedent to the INSURED’S right of recovery under this INSURING CLAUSE that the INSURED shall have on file signatures of all persons who are authorized signatories on such account. The list of specific limits and deductibles set forth in ITEM 3. of the DECLARATIONS is amended by the addition of the following: All other terms and conditions of the Bond remain unchanged. This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

EMAIL NOTICE ENDORSEMENT In consideration of the premium paid for this Policy, it is understood and agreed that Item 5 of the Declarations is deleted in its entirety and replaced with the following: Notice of claim should be sent to the Underwriter:a) via regular mail, at CNA Pro Fidelity Bonding 125 Broad Street New York, New York 10004 or b) via email, at the email address provided below: OpenBrokerageNewClaims@cna.com If mailed or emailed, the date the Insurer receives such notice shall constitute the date such notice was given. Proof of mailing or emailing shall be sufficient proof of notice. All other terms and conditions of the Policy remain unchanged. This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

ADDITIONAL NAMED INSURED RIDER In consideration of the premium paid for the bond, it is understood and agreed that Item 1. of the Declarations is amended to include the following persons or entities as Named Insureds under the bond: Owl Rock Capital Corporation II Owl Rock Capital Corporation III Owl Rock Technology Finance Corporation All other terms and conditions of the Bond remain unchanged. This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

COMPUTER SYSTEMS FRAUD Wherever used in this form the terms “policy” and “bond” have the same meaning, and the terms “endorsement” and “rider” have the same meaning. It is agreed that: The attached bond is amended by adding an Insuring Agreement as follows: COMPUTER SYSTEMS FRAUD Loss resulting directly from a fraudulent entry of Electronic Data or Computer Program into, or change of Electronic Data or Computer Program within any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond; provided that the entry or change causes Property to be transferred, paid or delivered, an account of the Insured, or of its customer, to be added, deleted, debited or credited, or an unauthorized account or a fictitious account to be debited or credited. In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement. In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added: DEFINITIONS Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data; Computer System means computers with related peripheral components, including storage components wherever located, systems and applications software, terminal devices, related communication networks; and cloud storage devices by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved; Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media. EXCLUSIONS loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal; loss resulting directly or indirectly from mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or failure or breakdown of electronic data processing media, or error or omission in programming or processing; loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism; loss resulting directly or indirectly from the theft of confidential information. SERIES OF LOSSES All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. The exclusion below, found in financial institution bonds forms 14 and 25, does not apply to the Computer Systems Fraud Insuring Agreement. “loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);” Accepted: _ All other terms and conditions of the Policy remain unchanged. This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GROWTH IN SIZE PROVISIONS ENDORSEMENT WITH NO DEDUCTIBLE OR AGGREGATE LIMIT FOR INVESTMENT COMPANIES In consideration of the premium paid, it is understood and agreed that the Policy is amended as follows: CONDITIONS AND LIMITATIONS, Section B. ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION, MERGER OR PURCHASE OF ASSETS – NOTICE is amended by the addition of the following: If an Insured, other than an Investment Company, merges or consolidates with or purchases or acquires assets or liabilities of another entity, there is no coverage under this bond for loss which involves any assets or employees acquired as a result of that transaction unless the Insured gives the Underwriter written notice of the proposed transaction prior to its proposed effective date and obtains the written consent of the Underwriter to include those assets or Employees under this bond and pays the Underwriter any additional premium charged. If an Insured creates, other than by acquisition, a new Investment Company required by the SEC Reg 17g-1 to have coverage of the type afforded by this bond, that Investment Company will be automatically an Insured hereunder, provided that the total combined limit of liability for all Insureds covered hereunder, as required by SEC Reg 17g-1, including the newly created Investment Company does not exceed $25,000,000. If the coverage required for the newly created Investment Company will exceed that limit, no coverage will be provided hereunder for the Investment Company without the written consent of the Underwriter. If an Investment Company requires an increase in limits to comply with SEC Reg. 17g-1 due to an increase in asset size, whether by growth of current funds insured under the bond or by the addition of new funds, that increase in limits shall take place automatically and will be covered until the next Annual Period without payment of additional premium, provided that the total combined limit of liability for all Insureds under this bond does not exceed $25,000,000 after including the increase in limits needed due to the increase in asset size. If the increase in limits needed as a result of the increase in assets will exceed $25,000,000, then the increase will not occur unless written consent of the Underwriter is obtained. Within 15 days of the end of each Annual Period, each Investment Company insured hereunder shall advise the Underwriter, in writing, of its current asset size as of the conclusion of that Annual Period and shall pay to the Underwriter any additional premium required by it for any newly created investment companies or any increase in limits that will carry into the current Annual Period. CONDITIONS AND LIMITATIONS, Section 1. DEFINITIONS is amended to add the following new Definitions: Annual Period means each consecutive twelve month period commencing on the effective date of this bond. Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under NAME OF INSURED on the DECLARATIONS. CONDITIONS AND LIMITATIONS, Section 4. LIMIT OF LIABILITY, the paragraphs relating to the Aggregate Limit of Liability and any reference to it throughout this Policy, is deleted in its entirety. The Declarations Page, Item 4. is amended to add the following new language: The Deductible amount shall not apply to any Loss under Insuring Clause 1, sustained by an Investment Company

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All other terms and conditions of the Policy remain unchanged. This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below. By Authorized Representative (No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

ADDITIONAL NAMED INSURED RIDER In consideration of the premium paid for the bond, it is understood and agreed that Item 1. of the Declarations is amended to include the following persons or entities as Named Insureds under the bond: Owl Rock Core Income Corp. All other terms and conditions of the Bond remain unchanged. This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

JOINT INSURED BOND ALLOCATION AGREEMENT

THIS AGREEMENT, made and entered into this 29th day of October, 2020, by and among Owl Rock Capital Corporation, Owl Rock Capital Corporation II, Owl Rock Capital Corporation III, Owl Rock Technology Finance Corp., and Owl Rock Core Income Corp. (collectively, the “Funds” and each, a “Fund).

WHEREAS, pursuant to the requirement of Rule 17g-l of the Investment Company Act of 1940, as amended (the “1940 Act”), the Funds have obtained fidelity bond coverage as named parties (collectively, the “Insureds”) under a joint insured fidelity bond, as amended from time to time (the “Bond”); and

WHEREAS, the Insureds, in order to be covered by a single fidelity bond, are required to be parties to an agreement that establishes the criteria by which premiums and recoveries under the Bond shall be allocated among the Insureds;

NOW, THEREFORE, it is agreed as follows:

1.             Amount of Coverage Maintained.  The amount of fidelity coverage under the Bond shall at all times be at least equal in the amount to the sum of the total amount of coverage which each Fund would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d) of Rule 17g-1 under the 1940 Act had each Fund not been a named insured under the Bond. The amount of fidelity coverage under the Bond shall be approved at least annually by the Board of Directors of each Fund, including a majority of those Directors who are not “interested persons” of each Fund as defined by Section 2(a)(19) of the 1940 Act.

2.             Allocation of Recoveries.  In the event that recovery is received under the Bond as a result of a loss sustained by more than one Insured, the following rules shall apply for determining the priorities for satisfaction of such claims under the Bond:

a.             First, each Insured shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act; and

b.             Second, the remaining amount of recovery, if any, shall then be applied to each claim of each Insured in proportion to the amount of the unreimbursed loss in excess of such minimums incurred by each Insured.

3.             Allocation of Premiums.  No premium shall be paid under the Bond unless the Board of Directors of each Fund, including a majority of those Directors who are not “interested persons” of each Fund as defined by Section 2(a)(19) of the 1940 Act, approves the portion of the premium to be paid by each Fund, as applicable.  The premium payable on the Bond shall be allocated among the Insureds as determined by the Board of Directors of each Fund.

4.             Filing with the Commission.  A copy of this Agreement and any amendment thereto shall be filed with the U.S. Securities and Exchange Commission.

[signature page follows]

IN WITNESS WHEREOF, the Insureds have caused this Agreement to be executed as of the day and year first written above.

OWL ROCK CAPITAL CORPORATION

/s/ Bryan Cole
Name: Bryan Cole
Title: Chief Accounting Officer

OWL ROCK CAPITAL CORPORATION II

/s/ Bryan Cole
Name: Bryan Cole
Title: Chief Financial Officer and Chief Accounting Officer

OWL ROCK CAPITAL CORPORATION III

/s/ Bryan Cole
Name: Bryan Cole
Title: Chief Financial Officer and Chief Accounting Officer

OWL ROCK TECHNOLOGY FINANCE CORP.

/s/ Bryan Cole
Name: Bryan Cole
Title: Chief Accounting Officer OWL ROCK CORE INCOME CORP. /s/ Bryan Cole
Name: Bryan Cole
Title: Chief Financial Officer and Chief Accounting Officer